------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                               AMENDMENT NO. 30
                                      TO
                                SCHEDULE 14D-9

         Solicitation/Recommendation Statement under Section 14(d)(4)
                    of the Securities Exchange Act of 1934
          (with respect to the Offer by Northrop Grumman Corporation)

                             --------------------

                        NEWPORT NEWS SHIPBUILDING INC.
                           (Name of Subject Company)

                        NEWPORT NEWS SHIPBUILDING INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING ASSOCIATED SERIES A PARTICIPATING CUMULATIVE
                       PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)

                                   652228107
                     (CUSIP Number of Class of Securities)

                           STEPHEN B. CLARKSON, ESQ.
                        NEWPORT NEWS SHIPBUILDING INC.
                            4101 WASHINGTON AVENUE
                            NEWPORT NEWS, VA 23607
                                (757) 380-2000

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                           -------------------------

                                With Copies to:
                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

         ------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Newport News Shipbuilding Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on
Schedule 14D-9, originally filed with the SEC on June 6, 2001 and as amended and supplemented prior to the date hereof (the "Northrop Grumman Schedule 14D-9"), with respect to the offer by Northrop Grumman to purchase all the issued and outstanding Shares of the Company. Capitalized terms not defined herein have the meanings assigned thereto in the Northrop Grumman Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The "Background" section under Item 4 of the Northrop Grumman Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

     On October 26, 2001, the Company announced that General Dynamics and the Company agreed to terminate the General Dynamics Merger Agreement. The text of this agreement is attached hereto as Exhibit (a)(5)(R) and is incorporated herein by reference.

     On October 29, 2001, General Dynamics announced that it had allowed the General Dynamics Offer for all outstanding Shares of the Company to expire on October 26, 2001, at midnight E.D.T. No Shares were accepted for payment or paid for pursuant to the General Dynamics Offer.

ITEM 9. EXHIBITS

     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:


     (a)(5)(Q) Text of press release issued by the Company, dated October 26, 2001.

     (a)(5)(R) Termination Agreement, dated October 26, 2001, by and among General Dynamics, the General Dynamics Purchaser and the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        NEWPORT NEWS SHIPBUILDING INC.


                                           By: /s/ STEPHEN B. CLARKSON
                                               ---------------------------
                                               Name:   Stephen B. Clarkson
                                               Title:  Vice President,
                                                       General Counsel and
                                                       Secretary


Dated: October 29, 2001

                               INDEX TO EXHIBITS

Exhibit No.                         Description
-----------                         -----------

(a)(1)            Not Applicable.

*(a)(2)           Letter to stockholders from William P. Fricks dated June 6,
                  2001.

(a)(3)            Not Applicable.

(a)(4)            Not Applicable.

*(a)(5)(A)        Letter dated May 8, 2001 from Kent Kresa to William P.
                  Fricks (filed as Exhibit (a)(5)(C) to the General Dynamics
                  Statement).

*(a)(5)(B)        Complaint filed by Patricia Heinmuller in the Court of
                  Chancery of the State of Delaware, in and for New Castle
                  County, on May 9, 2001 (filed as Exhibit (a)(5)(vii) to
                  Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(C)        Complaint filed by Ellis Investments, Ltd. in the Court of
                  Chancery of the State of Delaware, in and for New Castle
                  County, on May 10, 2001 (filed as Exhibit (a)(5)(viii) to
                  Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(D)        Complaint filed by David Bovie in the Court of Chancery
                  of the State of Delaware, in and for New Castle County, on May 10, 2001 (filed as Exhibit(a)(5)(ix) to Amendment No.
                  2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(E)        Complaint filed by Efrem Weitschner, in the Court of
                  Chancery of the State of Delaware, in and for New Castle
                  County, on May 11, 2001 (filed as Exhibit (a)(5)(x) to
                  Amendment No. 2 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(F)        Complaint filed by Eric van Gelder, in the Court of
                  Chancery of the State of Delaware, in and for New Castle
                  County, on May 16, 2001 (filed as Exhibit (a)(5)(xi) to
                  Amendment No. 3 to the General Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(G)        Text of press release, dated June 6, 2001.

*(a)(5)(H)        Text of the June 2001, Volume 1 edition of the For Your
                  Benefit Newsletter, issued and distributed by the Company on June 6, 2001 (filed as Exhibit(a)(5)(M) to the General
                  Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(I)        Text of letter from Kent Kresa to William B. Fricks dated
                  June 15, 2001.

*(a)(5)(J)        Text of press release issued by Northrop Grumman, dated
                  June 21, 2001 (filed as Exhibit (a)(5)(G) to the Northrop
                  Grumman Schedule TO and incorporated herein by reference).

*(a)(5)(K)        Text of press release issued by General Dynamics, dated
                  June 25, 2001 (filed as Exhibit (a)(5)(xiv) to the General
                  Dynamics Schedule TO and incorporated herein by reference).

*(a)(5)(L)        Text of press release issued by the Company, dated
                  October 4, 2001.

*(a)(5)(M)        Text of letter from Kent Kresa to William B. Fricks, dated
                  October 4, 2001.

*(a)(5)(N)        Text of press release issued by the Company, dated
                  October 5, 2001.

*(a)(5)(O)        Text of press release issued by the Company, dated
                  October 23, 2001.

*(a)(5)(P)        Complaint filed by the U.S. Department of Justice with the
                  District Court for the District of Columbia on October 23,
                  2001 (filed as Exhibit (a)(5)(xxviii) to Amendment No. 21 to the General Dynamics Schedule TO and incorporated herein by reference).

(a)(5)(Q)         Text of press release issued by the Company, dated
                  October 26, 2001.

(a)(5)(R) Termination Agreement, dated October 26, 2001, by and among General Dynamics, the General Dynamics Purchaser and the Company.

*(e)(1) Confidentiality Agreement between Northrop Grumman and the Company.

(g)               Not Applicable.

* Previously filed.

                                                             Exhibit (a)(5)(Q)


[LOGO OMITTED]

NEWPORT NEWS
SHIPBUILDING
NEWS RELEASE
-------------------------------------------------------------------------------
CONTACT:   Joe Fernandes - Investor Relations    Jerri Fuller Dickseski - Media
           (757) 688-6400                        (757) 380-2341


                  NEWPORT NEWS SHIPBUILDING, GENERAL DYNAMICS
                          TERMINATE MERGER AGREEMENT

          Newport News, VA, (October 26, 2001) -- Newport News Shipbuilding (NYSE: NNS) and General Dynamics (NYSE: GD) today agreed to terminate their agreement and plan of merger. The companies entered into an agreement on April 24, 2001, and a tender offer by General Dynamics was begun on May 4, 2001.

          Newport News Shipbuilding designs and constructs nuclear-powered aircraft carriers and submarines for the U.S. Navy and provides life-cycle services for ships in the Navy fleet. The company employs 17,800 people and has annual revenues of approximately $2 billion. Visit NNS on the Web at www.nns.com.



                                      ###

                                                             Exhibit (a)(5)(R)

                             TERMINATION AGREEMENT


     This TERMINATION AGREEMENT ("Agreement"), dated as of October 26, 2001 between General Dynamics Corporation, a Delaware corporation ("General Dynamics"), Grail Acquisition Corporation, a Delaware corporation
("Purchaser"), and Newport News Shipbuilding Inc., a Delaware corporation ("Newport News Shipbuilding").

                                   RECITALS

     A. General Dynamics, Purchaser and Newport News Shipbuilding are parties to an Agreement and Plan of Merger dated as of April 24, 2001 (the "Merger Agreement"), pursuant to which Purchaser offered to purchase all outstanding shares of the common stock, par value $.01 per share, of Newport News Shipbuilding.

     B. The parties are entering into this Agreement in order to evidence their mutual agreement as to the termination of their respective rights, benefits and obligations under the Merger Agreement.

     C. NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto hereby agree as follows:

     Section 1. Termination. Pursuant to Section 8.1(a) thereof, General Dynamics, Purchaser and Newport News Shipbuilding hereby terminate the Merger Agreement and agree that all of their respective rights, benefits and obligations thereunder, other than Section 8.3(b) thereof, are void and of no further force or effect.

         Section 2.  General.

     2.1 Entire Agreement. This Agreement constitutes the entire agreement and supersedes any previous agreements and understandings between the parties with respect to such matters.

     2.2 Governing Law. This Agreement and the legal relations between the parties will be governed by and construed in accordance with the laws of the State of Delaware without regard to the choice of law principles.

     2.3 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and except as provided herein, no third-party will have any right, obligation or benefit hereunder.

     2.4 Counterparts. This Agreement may be executed in one or more counterparts, which together will be considered one and the same agreement.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Termination Agreement to be duly executed as of the date first written above.

                                           GENERAL DYNAMICS CORPORATION



                                           By: /s/ David A. Savner
                                               -----------------------------
                                               Name:  David A. Savner
                                               Title: Senior Vice President
                                                      and General Counsel



                                           GRAIL ACQUISITION CORPORATION



                                           By: /s/ David A. Savner
                                               -----------------------------
                                               Name:  David A. Savner
                                               Title: Vice President and
                                                      Secretary



                                           NEWPORT NEWS SHIPBUILDING INC.



                                           By: /s/ Willaim P. Fricks
                                               -----------------------------
                                               Name:  William P. Fricks
                                               Title: Chairman and Chief
                                                      Executive Officer